Exhibit 99.1
11 August
ISSUED ON BEHALF OF REED ELSEVIER PLC
DIRECTOR SHAREHOLDING
We have received notification today that an option over Reed Elsevier PLC ordinary shares has been exercised by Sir Crispin Davis, a director of the Company, under the Reed Elsevier Group plc “Save-As-You-Earn” Share Option Scheme, following the option reaching its 5-year maturity:-
Details of the exercise are:

		No. of shares over
		which an option has	Option price paid
Date of Grant	Date of Exercise	been exercised	per share
14.04.00	11 August 2005	5,019	336.20p
All of the shares acquired following the exercise were retained by Sir Crispin. As a result of the transaction, Sir Crispin Davis now holds an interest in 528,847 Reed Elsevier PLC ordinary shares and 298,261 Reed Elsevier NV ordinary shares.